SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

El Pollo Loco Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268603107

(CUSIP Number)

March 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268603107

(1)	Names of reporting persons Trimaran Pollo Partners, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 95,602
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 95,602

(9)	Aggregate amount beneficially owned by each reporting person 95,602
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(11)	Percent of class represented by amount in Row (9) 0.26%
(12)	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 268603107

(1)	Names of reporting persons Trimaran Capital, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 95,602
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 95,602

(9)	Aggregate amount beneficially owned by each reporting person 95,602
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(11)	Percent of class represented by amount in Row (9) 0.26%
(12)	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 268603107

(1)	Names of reporting persons Jay R. Bloom
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 446,492
	(6)	Shared voting power 489,447
	(7)	Sole dispositive power 446,492
	(8)	Shared dispositive power 489,447

(9)	Aggregate amount beneficially owned by each reporting person 935,939
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(11)	Percent of class represented by amount in Row (9) 2.50%
(12)	Type of reporting person (see instructions) IN

CUSIP No. 268603107

(1)	Names of reporting persons Dean C. Kehler
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 465,247
	(6)	Shared voting power 489,447
	(7)	Sole dispositive power 465,247
	(8)	Shared dispositive power 489,447

(9)	Aggregate amount beneficially owned by each reporting person 954,694
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(11)	Percent of class represented by amount in Row (9) 2.60%
(12)	Type of reporting person (see instructions) IN

Item 1(a). Name of issuer:

El Pollo Loco Holdings, Inc.

Item 1(b). Address of issuer’s principal executive offices:

3535 Harbor Blvd., Suite 100, Costa Mesa, California 92626

Item 2(a). Name of person filing:

Per Rule 13d-1(k)(1), this statement is filed on behalf of each of the following persons pursuant to a joint filing agreement filed on February 11, 2015, as an exhibit to a filing on Schedule 13G, file number 005-88632, relating to beneficial ownership of shares of common stock of El Pollo Loco Holdings, Inc., which is hereby incorporated by reference:

(i) Trimaran Pollo Partners, L.L.C. (“TPP”)

(ii) Trimaran Capital, L.L.C. (“Trimaran Capital”)

(iii) Jay R. Bloom (“Bloom”)

(iv) Dean C. Kehler (“Kehler”)

Each a “Reporting Person,” and collectively, the “Reporting Persons”.

Item 2(b). Address or principal business office or, if none, residence:

1325 Avenue of the Americas, 28th Floor, Suite 2801, New York, New York 10019

Item 2(c). Citizenship:

TPP and Trimaran Capital: Delaware limited liability company

Bloom and Kehler: United States citizen

Item 2(d). Title of class of securities:

Common stock, par value $0.01 per share

Item 2(e). CUSIP No.:

268603107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

Item 4(a). Amount beneficially owned:

The responses set forth in item 9 on each cover page to this schedule are incorporated by reference.

Item 4(b). Percent of class:

The responses set forth in item 11 on each cover page to this schedule are incorporated by reference.

Item 4(c). Number of shares as to which the person has:

Item 4(c)(i). Sole power to vote or to direct the vote:

The responses set forth in item 5 on each cover page to this schedule are incorporated by reference.

Item 4(c)(ii). Shared power to vote or to direct the vote:

The responses set forth in item 6 on each cover page to this schedule are incorporated by reference.

Item 4(c)(iii). Sole power to dispose or to direct the disposition of:

The responses set forth in item 7 on each cover page to this schedule are incorporated by reference.

Item 4(c)(iv). Shared power to dispose or to direct the disposition of:

The responses set forth in item 8 on each cover page to this schedule are incorporated by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]. Each of the Reporting Persons ceased to beneficially own more than 5% of the shares of common stock of El Pollo Loco Holdings, Inc. on March 28, 2023. Consequently, this Amendment No. 3 constitutes an exit filing with respect to each of the Reporting Persons.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2023

TRIMARAN POLLO PARTNERS, L.L.C.

By	Trimaran Capital, L.L.C.
its Managing Member

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler
Title: Managing Member

TRIMARAN CAPITAL, L.L.C.

By:	/s/ Dean C. Kehler
Name: Dean C. Kehler
Title: Managing Member

DEAN C. KEHLER

/s/ Dean C. Kehler

JAY R. BLOOM

/s/ Dean C. Kehler
Attorney-in-Fact*

*

Pursuant to a power of attorney filed on February 11, 2015, as an exhibit to a filing on Schedule 13G, file number 005-88632, relating to beneficial ownership of shares of common stock of El Pollo Loco Holdings, Inc., which is hereby incorporated by reference.